Interbrew

THE WORLD'S LOCAL BREWER

02015595

02 MAR -4 AM 8:47

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

PROCESSED
MAR 05 2002
THOMSON FINANCIAL

Leuven, 28 February 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

dlw 3/4

Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Interbrew enters Spanish beer market

Brussels, 28 February, 2002

Interbrew, The World's Local Brewer©, has reached agreement with Mahou San Miguel for the acquisition of its 12.6% stake in Damm, the third largest Spanish brewer. The transaction has been cleared by the relevant competition authorities. At a 6.6 X EBITDA multiple it provides Interbrew access to the Spanish beer market at attractive conditions.

Damm is the number three brewer in Spain, with a 16.6% national market share and leader of the Catalonian market including Barcelona. Its major brands are Estrella Damm and Voll Damm. In 2000, Damm's production volume of 4.4 million hectolitres represented an increase of 3.9%, thus outperforming the Spanish beer market average, which stood at 2.2%.

"We are pleased with our stake in this well performing Spanish brewer, which makes us one of their largest shareholders." said Hugo Powell, Chief Executive Officer of Interbrew. "It provides a potential stepping stone for further involvement in the Spanish beer market."

With yearly production volumes in excess of 26 million hectolitres, Spain is the seventh largest beer producing country in the world, the third largest in Europe after Germany and the United Kingdom.

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Corneel Maes
VP External Communication
Tel: +32 16 31 57 69
Mobile: +32 475 92 27 69
Fax: +32 16 31 59 69
E-mail: corneel.maes@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32 16 31 55 41
Fax: +32 16 31 57 13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 28 February 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Stella Artois sponsors BBC World's movie program

Brussels, 28 February, 2002

Interbrew, *The World's Local Brewer* ©, is pleased to announce its sponsorship deal with BBC World's programs *Talking Movies* and *The Hollywood Years Season*. This deal was set up in line with Stella Artois' sponsorship theme for the coming years: the movies. More international film events sponsored by Stella Artois are coming up in 2002, such as the Film Festival of Cannes.

Stella Artois, Interbrew's international brand, has opted for the movies as its sponsorship theme for the coming years. Stella Artois has the long-term goal of becoming a preferred partner to the film business and has therefore committed itself to several key international film events over the coming months.

Starting on 2 March 2002, Stella Artois will become sponsor for BBC World's flagship entertainment program, *Talking Movies,* until the end of the year. This program hosted by Tom Brooks and broadcasted in Europe, is the weekly film review and magazine show which reports on all the latest news and reviews from the cinema scene. Furthermore, Stella Artois will sponsor a campaign in Europe around each of the ten programs in *The Hollywood Years Season*, featuring major documentaries on celebrities from the film industry.

Currently, Stella Artois is also launching its official partnership of the Film Festival of Cannes, which will take place in May. Other international film events will follow during the year such as The Brooklyn International Film Festival, a festival for short films by and for independent filmmakers. In the second quarter of 2002, Interbrew will launch a Screen Truck Roadshow which will bring movies on outdoor screenings to the consumers in six Western and Eastern European countries.

"*With its international standing and its premium brand identity, Stella Artois is a natural partner for the international film industry."* said Frédéric de Radigues, Vice President Global Brand Development Interbrew. *"We are looking forward to joining BBC World's expertise in bringing movie news to their viewers.*"

For more information check the Stella Artois Screen website: www.stellaartoisscreen.com.

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-54-39
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 1 March 2002

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Interbrew to expand its business in the Cuban beer market

Brussels, 1 March, 2002

Interbrew, The World's Local Brewer©, has reached agreement about expanding, Cerveceria Bucanero S.A., its joint venture with the Cuban government, which dates back to 1993. The agreement includes investment in the existing brewing facilities, the construction of a new brewery and the development of a distribution infrastructure throughout Cuba. Today's agreement underlines Interbrew's intention of accelerating organic growth of its business. Since 1997 sales have grown by a CAGR of 25% per annum.

Today's agreement, extending the initial term of the joint venture for another 30 years, consolidates Interbrew's involvement in the Cuban beer market and provides new opportunities to create value. The main elements of the agreement are the input of fresh investment into the joint venture, the construction of a 1.5 million hectolitre brewery and the establishment of a nationwide distribution infrastructure.

"We are very pleased to bring our state-of-the-art brewing technology and distribution and marketing know-how into our joint venture." said Hugo Powell, Chief Executive Officer of Interbrew. "The expanded agreement with our partner will allow us to emphasise our local platform and to further create value in this promising emerging market."

Today, annual beer consumption in Cuba is about 2 million hectolitres. With a slowly but gradually improving economy and increasing tourism and foreign commercial involvement, the Cuban beer market is expected to grow significantly. Consumption per capita is expected to grow from today's 22 litres to 50 litres per capita in 2010 with economic recovery. The Cuban beer market is split between the dollar (hard currency) and Cuban peso segments. Having a total volume of more than 600.000 hectolitres, Interbrew's joint venture, Cerveceria Bucanero, is the market leader in the hard currency segment with leading brands Cristal, Bucanero and Mayabe.

Interbrew

THE WORLD'S LOCAL BREWER

Interbrew – *The World's Local Brewer©*
Interbrew is the second largest brewer in the world in terms of volume. The company is headquartered in Belgium and employs over 34,000 people worldwide. The strategy of Interbrew, *The World's Local Brewer©*, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "*The World's Local Brewer©*" strategy is based on four pillars: first strengthening the local brands (in many cases market leaders), thereafter introducing international premium and speciality brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Additional information:

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com